Exhibit 99.1

Trillion Energy International Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited - Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	March 31, 2025 (Unaudited)	December 31, 2024 (Audited)
		$	$
ASSETS
Current assets
Cash and cash equivalents		292,672	599,208
Amounts receivable	3	823,418	1,370,781
Prepaid expenses and deposits	4	62,791	255,756
Assets held for sale	5	387,797	387,797
Total current assets		1,566,678	2,613,542

Oil and gas properties, net	6	52,435,484	50,823,184
Property and equipment, net	7	744,386	741,683
Long-term deposits	4	756,634	686,159
TOTAL ASSETS		55,503,182	54,864,568

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	8,18	14,668,228	14,807,865
Loans payable	9,18	4,885,956	5,361,978
Convertible debt	11	10,904,735	10,364,993
Lease liability	10	11,275	10,356
Total current liabilities		30,470,194	30,545,192

Asset retirement obligation	12	6,231,824	5,895,209
Lease liability	10	31,829	35,017
Deferred tax liability	23	4,088,784	4,239,942
TOTAL LIABILITIES		40,822,631	40,715,360

Stockholders’ equity
Share capital		78,494,827	78,382,631
Notes and amounts receivable for equity issued	13,18	(90,425)	(90,425)
Warrant and option reserve		7,209,546	7,209,546
Shares to be cancelled		7,645	7,645
Obligation to issue shares	14,18	6,000	6,000
Accumulated other comprehensive loss		(19,133,236)	(17,356,701)
Accumulated deficit		(51,813,806)	(54,009,488)
TOTAL STOCKHOLDERS’ EQUITY		14,680,551	14,149,208
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		55,503,182	54,864,568

Nature of operations (Note 1)

Commitments and Contingencies (Note 24)

Subsequent events (Note 25)

APPROVED BY THE BOARD OF DIRECTORS ON MAY 30, 2025:

“Sean Stofer”	“David Thompson”
Director	Director

See accompanying notes to condensed consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

		Three months ended
	Notes	March 31, 2025	March 31, 2024
		$	$
Revenue
Oil and gas revenue, net	20	938,936	1,321,945

Cost and expenses
Production		591,568	1,320,648
Depletion	6	99,497	177,477
Depreciation	7	15,736	23,244
Accretion of asset retirement obligation	12	64,806	60,051
Stock-based compensation	15,17,18	–	329,574
General and administrative	19	765,133	1,576,814
Geological and geophysical expenses		27,321	705,184
Total expenses		1,564,061	4,192,992
Loss before other income (expenses)		(625,125)	(2,871,047)

Other income (expense)
Interest income (expense)		(94,836)	32,079
Finance cost	9,11	(615,137)	(641,343)
Foreign exchange loss		(1,000,947)	(565,913)
Loss on extinguishment of accounts payable and loan payable		–	(155,861)
Loss on write-off of notes and other receivables	13	–	(7,810)
Gain on debt settlement	14	5,505	–
Gain on revaluation for assets held for sale		26,432	–
Loss on issuance of shares	14	–	(5,135)
Gain on net monetary position	2	4,637,618	6,349,365
Gain on modification of lease	10	–	40,473
Total other income		2,958,635	5,045,855
Net income before taxes		2,333,510	2,174,808

Deferred tax expense	23	(137,828)	(854,952)
Net income		2,195,682	1,319,856

Other comprehensive loss
Foreign currency translation		(1,776,535)	(2,991,822)
Net income (loss) and comprehensive income (loss)		419,147	(1,671,966)

Earnings per share
Basic and diluted		0.01	0.01

Weighted average shares outstanding
Basic and diluted		161,185,480	120,106,509

See accompanying notes to condensed consolidated interim financial statements.

3

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Stockholders’ Equity
(Expressed in U.S. dollars)

(Unaudited)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2023	115,250,810	74,586,724	6,239,370	(113,309)	396,177	7,645	(12,964,837)	(45,939,198)	22,212,572
Stock issued for RSUs	1,509,610	344,470	(42,977)	–	(283,095)	–	–	–	18,398
Stock issued for debt settlement	5,370,297	898,341	–	–	(94,210)	–	–	–	804,131
Stock-based compensation - options	–	–	272,395	–	–	–	–	–	272,395
Stock-based compensation - RSUs	–	–	57,178	–	–	–	–	–	57,178
Stock issued for services	1,099,625	151,246	–	–	(18,872)	–	–	–	132,374
Net loss and comprehensive loss	–	–	–	–	–	–	(2,991,822)	1,319,856	(1,671,966)
Balance, March 31, 2024	123,230,342	75,980,781	6,525,966	(113,309)	–	7,645	(15,956,659)	(44,619,342)	21,825,082

Balance, December 31, 2024	159,488,767	78,382,631	7,209,546	(90,425)	6,000	7,645	(17,356,701)	(54,009,488)	14,149,208
Stock issued for debt settlement	1,757,080	50,811	–	–	–	–	–	–	50,811
Stock issued for services	1,759,413	61,385	–	–	–	–	–	–	61,385
Net income and comprehensive income	–	–	–	–	–	–	(1,776,535)	2,195,682	419,147
Balance, March 31, 2025	163,005,260	78,494,827	7,209,546	(90,425)	6,000	7,645	(19,133,236)	(51,813,806)	14,680,551

See accompanying notes to condensed consolidated interim financial statements.

4

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended
	March 31, 2025	March 31, 2024
	$	$
OPERATING ACTIVITIES
Net income for the period	2,195,682	1,319,856

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	–	329,574
Stock issued for services	61,385	132,374
Depletion	99,497	177,477
Depreciation	15,736	23,244
Accretion of asset retirement obligation	64,806	60,051
Accretion and accrued interest expense	615,137	641,343
Interest income	–	(1,113)
Unrealized foreign exchange (gain) loss	1,017,064	(808,616)
Gain on revaluation for assets held for sale	(26,432)	–
Loss (gain) on debt settlement	(5,505)	155,861
Loss on issuance of shares	–	5,135
Loss on write-off of notes and other receivables	–	7,810
Gain on net monetary position	(4,637,618)	(6,349,365)
Gain on modification of lease	–	(40,473)
Deferred tax expense	137,828	854,952

Changes in non-cash working capital items:
Amounts receivable	477,689	528,385
Prepaid expenses and deposits	186,354	400,901
Accounts payable and accrued liabilities	261,320	2,550,007
Net cash used in operating activities	462,943	(12,597)

INVESTING ACTIVITIES
Property and equipment expenditures	–	(4,860)
Oil and gas properties expenditures	(455,611)	(210,869)
Advances from JV Partners	300,741	–

Changes in non-cash working capital items:
Prepaid expenses and deposits	(117,243)	(116,636)
Accounts payable and accrued liabilities	34,337	(370,650)
Net cash used in investing activities	(237,776)	(703,015)

FINANCING ACTIVITIES
Repayments of loans payable	(487,821)	(18,614)
Lease payments	(6,300)	(8,503)
Net cash used in financing activities	(494,121)	(27,117)

Effect of exchange rate changes on cash and cash equivalents	(37,582)	(9,870)

Net increase (decrease) in cash and cash equivalents	(306,536)	(752,599)
Cash and cash equivalents, beginning of period	599,208	1,188,445
Cash and cash equivalents, end of period	292,672	435,846
Supplemental cash flow information
Interest paid on credit facilities	130,717	1,216
Interest paid on convertible debt	–	332,916

Non-cash investing and financing activities:
Stock issued for debt settlement	50,811	804,131
Stock issued for services	61,385	132,374

See accompanying notes to condensed consolidated interim financial statements.

5

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

1.	Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada. The Company is incorporated in British Columbia. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

On September 18, 2023, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation (the “Share Consolidation”).

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at March 31, 2025, the Company’s current liabilities exceeded its current assets by $28,903,516 (December 31, 2024 – $27,931,650) and its accumulated deficit amounts to $51,813,806 (December 31, 2024 – $54,009,488). For the three months ended March 31, 2025, cash provided by operating activities was $462,943 (2024 – $12,597 net cash used in operating activities). The Company’s continuation as a going concern is dependent upon its ability to complete financing sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

2.	Material Accounting Policies

(a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in annual financial statements have been condensed or omitted and these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

6

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2024. In addition, the accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on May 30, 2025.

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective as at January 1, 2024. The condensed consolidated interim financial statements are expressed in U.S. dollars. These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6). The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the consolidated financial statements. All intercompany balances and transactions are eliminated on consolidation.

The functional currency of BG Exploration is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira (“₺”). The functional currency of the Company’s Bermuda subsidiary is the United States dollar (“USD”), and the function currency of PPE Corp is the USD. Prior to January 1, 2022, the functional currency of Trillion Energy International Inc. was USD. The Company redomiciled from United States to Canada and became a Canadian Company in January 2022, resulting in the parent’s expenditures being denominated primarily in Canadian dollar (“CAD”) and the Company being funded primarily from issuance of equity instruments which proceeds are in CAD. As a result, the Company determined that the functional currency of the parent was changed to CAD effective January 1, 2022.

The Company has accounted for the change in functional currency prospectively with no impact of this change on prior period comparative information. The Company has made an accounting policy choice to reassess the classification of financial instruments as liabilities or equity or vice versa as applicable when the functional currency of the Company or its subsidiaries changes. The policy will be applied consistently in the future.

A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain derivative liabilities, which are measured at fair value.

Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its consolidated financial statements and applied to these consolidated financial statements in relation to PPE Turkey. The condensed consolidated interim financial statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

IAS 29 also requires the restatement of comparative periods for the effects of hyperinflation unless the comparatives were previously presented in a different presentation currency of a non-hyperinflationary economy. The condensed consolidated interim financial statements of the Company are presented in US dollars, a stable currency, and as a result the comparative amounts do not require restatement.

On April 1, 2022, the Company recognized an adjustment of $473,907 for the impact of hyperinflation within accumulated other comprehensive loss related to the non-monetary assets held by PPE Turkey, which have been restated from the historic date when they were first recognized to the beginning of the reporting period (the “Opening Hyperinflation Adjustment”). On initial adoption of IAS 29, there is an accounting policy choice to recognize the Opening Hyperinflation Adjustment directly to opening equity or to other comprehensive income and the Company has elected to recognize this amount directly to opening equity.

The value of the CPI at March 31, 2025, was 2,955 (December 31, 2024 - 2,685) and the movement in the CPI for the three months ended March 31, 2025 was 270 (2024 – 280), an increase of approximately 10% (2024 – 15%). As a result, the Company recognized a net monetary gain of $4,637,618 for the three months ended March 31, 2025 (2024 – $6,349,365) to restate transactions into a measuring unit current as of each period end.

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

3.	Amounts Receivable

	March 31, 2025	December 31, 2024
	$	$
Accounts receivable	754,831	1,300,810
GST receivable	5,838	9,117
Interest receivable	25,493	24,519
Other	37,256	36,335
	823,418	1,370,781

4.	Prepaid Expenses and Deposits

	March 31, 2025	December 31, 2024
	$	$
Exploration and production advances	40,363	172,982
Prepaid expenses	22,428	82,774
Close-Out Fund (Note 12)	756,634	686,159
	819,425	941,915

Prepaid expenses and deposits – Current	62,791	255,756
Long-term deposits	756,634	686,159

5.	Assets Held for Sale

In 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $3,036,216. Accordingly, the equipment is presented as assets held for sale.

	March 31, 2025	December 31, 2024
	$	$
Beginning balance	387,797	1,479,429
Reclassified to oil and gas properties	–	(172,112)
Proceeds on sale of assets held for sale	–	(629,523)
Loss on impairment and sale of assets held for sale	–	(132,737)
Gain on revaluation for assets held for sale	26,432	–
Foreign currency translation	(26,432)	(157,260)
	387,797	387,797

The non-recurring fair value measurement for the assets held for sale has been categorized as a Level 3 fair value and is based on management’s best estimate of the fair value of similar products in similar conditions in the marketplace. The key inputs used by management to estimate the fair value of the assets-held-for sale is based on offers received from third parties for a large portion of the equipment and extrapolation of the discount to similar items in the assets listing.

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties

	SASB	Cendere	Total
	$	$	$
Cost
As at December 31, 2023	59,105,389	2,651,992	61,757,381
Additions	2,127,764	–	2,127,764
JV Contributions	(1,348,810)	–	(1,348,810)
Reclassified from assets held for sale	172,112	–	172,112
Sale of O&G assets	(1,087,146)	–	(1,087,146)
Change in ARO estimate and additions	(610,113)	(1,587)	(611,700)
Currency translation adjustment	(10,685,298)	(421,305)	(11,106,603)
Impact of hyperinflation	22,177,851	989,773	23,167,624
As at December 31, 2024	69,851,749	3,218,873	73,070,622
Additions	455,612	–	455,612
JV Contributions	(300,741)	–	(300,741)
Change in ARO estimate and additions	267,752	1,074	268,826
Currency translation adjustment	(4,767,767)	(219,392)	(4,987,159)
Impact of hyperinflation	6,543,211	301,831	6,845,042
As at March 31, 2025	72,049,816	3,302,386	75,352,202

Accumulated depletion and impairment
As at December 31, 2023	7,083,686	2,019,595	9,103,281
Depletion	1,233,377	67,040	1,300,417
Impairment	9,892,000	–	9,892,000
Currency translation adjustment	(1,125,451)	(320,873)	(1,446,324)
Impact of hyperinflation	2,644,191	753,873	3,398,064
As at December 31, 2024	19,727,803	2,519,635	22,247,438
Depletion	90,629	8,868	99,497
Currency translation adjustment	(1,344,606)	(171,733)	(1,516,339)
Impact of hyperinflation	1,849,858	236,264	2,086,122
As at March 31, 2025	20,323,684	2,593,034	22,916,718

Net book value
As at December 31, 2024	50,123,946	699,238	50,823,184
As at March 31, 2025	51,726,132	709,352	52,435,484

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. As at March 31, 2025, the depletion calculation includes future development costs of $32,600 (December 31, 2024 – $32,600) based on the most recent reserve report.

10

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

Impairment

Management assesses each field for impairment indicators at each reporting date. Impairment indicators considered include the following:

●	Plans to discontinue or dispose of the asset before the previously expected date;
●	Significant reductions in estimates or reserves;
●	Significant cost overrun on a capital project;
●	Significant increases in the expected cost of dismantling assets and restoring the site; and
●	Production difficulties.

As at March 31, 2025, the Company performed an assessment of potential impairment indicators and noted that the Company’s net asset value was greater than its market capitalization. As a result of the impairment indicator noted, the Company performed an impairment test in accordance with IFRS using fair value less cost to sell. For the purposes of testing impairment and determining value in use of the SASB property, the Company used a 15-year forecast of before-tax net cash flows on proved developed reserves (i.e. excluding proved undeveloped reserves) obtained from the annual reserve report discounted at 15% to estimate the value in use of the SASB property. The resulting recoverable amount exceeded the book values of the oil and gas properties and as such, no impairment charge was recognized as at March 31, 2025. As at March 31, 2025, the depletion calculation includes future development costs of $31,400,000 (December 31, 2024 – $31,400,000) based on the most recent reserve report.

As at December 31, 2024, the impairment test resulted in a $9,892,000 impairment of the Company’s SASB gas property and no impairment on the Cendere oil property. For the purposes of testing impairment and determining value in use of the SASB property, the Company used a 15-year forecast of before-tax net cash flows on proved developed reserves (i.e. excluding proved undeveloped reserves) obtained from the annual reserve report discounted at 15% to estimate the value in use of the SASB property. This resulted in a recoverable amount (value in use) of $50,124,000. The pre-impairment carrying value of the SASB cash generating unit includes the net book value of the SASB property of $60,016,000.

Sale of assets

During the year ended December 31, 2024, the Company sold tubing and casing with a cost of $1,087,146 for proceeds of $621,054, resulting in a loss of $466,092. There were no sales during the three months ended March 31, 2025 and 2024.

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

7.	Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
	$	$	$	$	$	$
Cost
As at December 31, 2023	202,790	208,913	358,889	362,181	67,122	1,199,895
Additions	–	–	–	–	15,309	15,309
Modification	(46,120)	–	–	–	–	(46,120)
Currency translation adjustment	(26,099)	(29,292)	(57,820)	(57,543)	(9,533)	(180,287)
Impact of hyperinflation	64,071	66,407	133,966	135,194	19,916	419,554
As at December 31, 2024	194,642	246,028	435,035	439,832	92,814	1,408,351
Currency translation adjustment	(13,266)	(15,711)	(29,706)	(29,979)	(5,693)	(94,355)
Impact of hyperinflation	18,251	20,258	40,868	41,243	7,127	127,747
As at March 31, 2025	199,627	250,575	446,197	451,096	94,248	1,441,743

Accumulated depreciation
As at December 31, 2023	68,772	144,686	99,179	148,016	18,692	479,345
Depreciation	14,230	10,706	28,837	22,513	11,122	87,408
Currency translation adjustment	(10,927)	(21,650)	(15,758)	(23,517)	(2,189)	(74,041)
Impact of hyperinflation	25,671	50,869	37,022	55,251	5,143	173,956
As at December 31, 2024	97,746	184,611	149,280	202,263	32,768	666,668
Depreciation	1,469	2,273	5,555	4,336	2,103	15,736
Currency translation adjustment	(6,662)	(12,655)	(10,175)	(13,785)	(2,247)	(45,524)
Impact of hyperinflation	9,166	16,052	13,998	18,966	2,295	60,477
As at March 31, 2025	101,719	190,281	158,658	211,780	34,919	697,357

Net Book Value
As at December 31, 2024	96,896	61,417	285,755	237,569	60,046	741,683
As at March 31, 2025	97,908	60,294	287,539	239,316	59,329	744,386

8.	Accounts Payable and Accrued Liabilities

	March 31, 2025	December 31, 2024
	$	$
Accounts payable	14,375,671	14,156,541
Accrued liabilities	164,422	240,462
Payroll, withholding and sales tax liabilities	128,135	410,862
	14,668,228	14,807,865

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable

	March 31, 2025	December 31, 2024
	$	$
Unsecured, interest-bearing loan at 6% per annum[2,3]	31,439	36,512
Unsecured, interest-bearing loan at 1% per month[1]	3,221,625	3,141,750
Unsecured, interest-bearing loan at 8.25% per annum[4]	759,940	1,034,484
Unsecured, interest-bearing loan at 52% per annum[5]	729,277	1,009,883
Unsecured, interest-bearing loan at 12% per month[6]	143,675	139,349
Total loans payable	4,885,956	5,361,978
Current portion of loans payable	(4,885,956)	(5,361,978)
Long-term portion of loans payable	–	–

(1)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. Accrued interest in excess of the minimum interest payments of $31,950 and $47,925, respectively, were recorded during the three months ended March 31, 2025. The Company is currently in discussions with the lender and has not made any repayments as at the date of these condensed consolidated interim financial statements.

(2)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2024, CAD$218,509 (USD$157,016) of the principal balance was repaid and CAD$13,072 (USD$9,543) in interest was accrued. During the three months ended March 31, 2025, CAD$8,000 (USD$5,536) of the principal balance was repaid and CAD$651 (USD$454) in interest was accrued.

(3)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2024, the Company entered into a debt settlement agreement to settle the CAD$546,000 (USD$397,948) principal amount. The Company issued 2,730,000 shares at a deemed price of $0.20 per share resulting in a CAD$109,200 (USD$81,417) loss on extinguishment of loan payable.

(4)	On December 13, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of $1,120,000. The loan matures on November 13, 2025, and bears interest at 8.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2024, the Company made $89,857 in principal payments and $7,700 in interest payments. As at December 31, 2024, accrued interest of $4,341 was recorded. During the three months ended March 31, 2025, the Company made $273,293 in principal payments and $19,376 in interest payments. As at March 31, 2025, accrued interest of $3,089 was recorded.

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable (continued)

(5)	On December 18, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of ₺37,500,000 (or approximately USD$1,070,617). The loan matures on November 18, 2025, and bears interest at 52% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2024, the Company made ₺2,418,003 (USD$68,349) in principal payments and ₺1,625,000 (USD$45,933) in interest payments. As at December 31, 2024, accrued interest of ₺644,942 (USD$18,230) was recorded. During the three months ended March 31, 2025, the Company made ₺7,934,376 (USD$208,992) in principal payments and ₺4,227,032 (USD$111,340) in interest payments. During the three months ended March 31, 2025, accrued interest of ₺513,276 (USD$13,994) was recorded.

(6)	On December 27, 2024, the Company entered into a loan agreement with an officer of the Company for CAD$200,000 (USD$138,782). The loan bears interest at 12% per annum and is due on demand. As at December 31, 2024, the loan accrued interest of CAD$263 (USD$183). During the three months ended March 31, 2025, the loan accrued interest of CAD$5,984 (USD$4,168).

10.	Leases

The Company leases certain assets under lease agreements. During the year ended December 31, 2023, the Company entered into three new office leases in Turkey, commencing January 1, 2023, February 15, 2023 and March 1, 2023, respectively. The leases all have a five-year term.

The Company used an incremental borrowing rate (“IBR”) of 35% in determining its lease liabilities. The IBR was derived from the Company’s assessment of its borrowings in Turkey.

	March 31, 2025	December 31, 2024
	$	$
Beginning balance	45,373	141,695
Interest expense	4,031	18,179
Lease payments	(6,300)	(22,921)
Currency translation adjustment	–	(2,538)
Modification of lease	–	(89,042)
Ending balance	43,104	45,373

As at March 31, 2025 and December 31, 2024, the Company’s lease liability is as follows:

	March 31, 2025	December 31, 2024
	$	$
Current portion of lease liability	11,275	10,356
Long-term portion of lease liability	31,829	35,017
	43,104	45,373

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

Future minimum lease payments to be paid by the Company as a lessee as of March 31, 2025 are as follows:

2025	$18,900
2026	25,200
2027	25,200
Total future minimum lease payments	69,300
Discount	(26,196)
Total	$43,104

10.	Leases (continued)

During the year ended December 31, 2024, the terms of the leases commencing February 1, 2023 and March 1, 2023 were modified and the Company recorded a modification to the lease liability and right-of-use asset of $89,042 and $46,120, respectively, and a gain on lease modification of $42,922 ($46,602 adjusted for hyperinflation).

During the three months ended March 31, 2025, $9,347 (2024 – $23,427) of short-term leases were expensed to the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

11.	Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000 (USD$11,135,145). Each Unit will consist of CAD$1,000 (approximately USD$742) principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.86 at initial recognition) and shall have an expiry date of June 29, 2025.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12% per annum, payable semi-annually. The Company has the ability to redeem the Debentures at any time between the dates of April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23 at initial recognition) per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, these components meet the criterion of an equity instrument.

The Company paid an underwriting fee of CAD$1,045,000 (USD$775,748) and issued 300,000 broker warrants (the “Broker Warrants”) in conjunction with the financing. The Broker Warrants are exercisable for one common share of the Company at an exercise price of CAD$2.50 and shall have an expiry date of April 20, 2025. The fair value of the Broker Warrants was estimated to be $216,777 and was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate: 3.77%, expected volatility: 100.96%, dividend yield: 0% and expected life: 2 years.

On initial recognition, the proceeds were first allocated to the fair value of the host debt component, calculated using a market interest rate of 16%, which is the market interest rate of a debt instrument with similar terms but without the equity conversion feature. The residual proceeds were then allocated to the conversion feature and warrant equity components using the relative fair value method.

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03–- 2.19 years

During the year ended December 31, 2024, CAD$1,000 (USD$736) in convertible debentures were converted into 333 common shares at a conversion price of CAD$3.00 (USD$2.21).

11.	Convertible debentures (continued)

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at December 31, 2023	$10,329,719
Repayment	(1,312,073)
Conversion	(737)
Accretion	880,320
Interest	1,317,458
Currency translation adjustment	(849,694)
Balance as at December 31, 2024	$10,364,993
Accretion	217,442
Interest	309,167
Currency translation adjustment	13,133
Balance as at March 31, 2025	$10,904,735
Current	$10,904,735
Long-term	$–

12.	Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	March 31, 2025	December 31, 2024
	$	$
Beginning balance	5,895,209	6,247,027
Accretion expense	64,806	269,114
Impact of hyperinflation	–	(174,899)
Currency translation adjustment	2,983	165,667
Change in estimate	268,826	(611,700)
Ending balance	6,231,824	5,895,209

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at March 31, 2025 is $16.5 million (December 31, 2024 – $16.5 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2024 – 2.5%) and discounted using a risk-free rate of 4.45% (December 31, 2024 – 4.75%) between 10 and 20 years.

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit (Note 4). As at March 31, 2025, the Company share of the Close-Out Fund amounted to $756,634 (December 31, 2024 – $686,159).

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

13.	Notes and Amounts Receivable for Equity Issued

	March 31, 2025	December 31, 2024
	$	$
Notes receivable	90,425	90,425
Amounts receivable	–	–
	90,425	90,425

The notes receivable bear interest at 5%.

The amounts receivable are non-interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
	$	$	$
Balance, December 31, 2023	97,907	15,402	113,309
Additions	–	2,800	2,800
Repayments	(7,482)	(14,230)	(21,712)
Write-off		(3,972)	(3,972)
Balance, March 31, 2025 and December 31, 2024	90,425	–	90,425

During the three months ended March 31, 2025, the interest income totaled $943. As at March 31, 2025, accrued interest of $25,493 was included in amounts receivable (Note 3). During the year ended December 31, 2024, the interest income totaled $4,408. During the year ended December 31, 2024, the Company recorded a $15,439 loss on the write-off of notes and other receivables related to the write-off of interest accrued. As at December 31, 2024, accrued interest of $24,519 was included in amounts receivable (Note 3).

14.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at March 31, 2025, 163,005,260 common shares were issued and outstanding (December 31, 2024 – 159,488,767).

For the three months ended March 31, 2025

During the three months ended March 31, 2025, the Company issued 1,757,080 shares with a fair value of $50,811 to settle debt of $56,316 and recognized a gain on the settlement of $5,505.

During the three months ended March 31, 2025, the Company issued 1,759,413 shares valued at $61,385 for services rendered.

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

For the three months ended March 31, 2024

During the three months ended March 31, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods.

During the three months ended March 31, 2024, the Company issued 5,370,297 shares with a fair value of $898,341 to settle debt of $742,480 and recognized a loss on the settlement of $155,861.

During the three months ended March 31, 2024, the Company issued 1,099,625 shares valued at $151,246 for services rendered.

15.	Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board of Directors, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the three months ended March 31, 2025 and the year ended December 31, 2024 is presented below:

	Number of options	Weighted average exercise price (CAD)
		$
Outstanding, December 31, 2023	1,620,000	1.24
Granted	11,650,000	0.16
Expired	(690,000)	0.90
Forfeited	(566,000)	1.32
Outstanding, December 31, 2024	12,014,000	0.21
Canceled	(1,400,000)	0.16
Outstanding and Exercisable, March 31, 2025	10,614,000	0.22

At March 31, 2025 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
64,000	0.40 CAD	July 31, 2025	64,000
50,000	1.50 CAD	July 26, 2025	50,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	200,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	500,000
2,050,000	0.20 CAD	March 8, 2027	2,050,000
7,050,000	0.14 CAD	August 12, 2029	7,050,000
10,614,000			10,614,000

As at March 31, 2025, the weighted average remaining contractual life of outstanding stock options is 3.50 years (December 31, 2024 – 3.77 years).

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

15.	Stock Options (continued)

For the three months ended March 31, 2025, the Company recognized $Nil (2024 – $329,574) in stock-based compensation expense for options granted and vested. At March 31, 2025, the Company has $Nil (December 31, 2024 – $Nil) in unrecognized compensation expense related to stock options.

The fair values for stock options granted during the three months ended March 31, 2024 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

2024
Risk-free interest rate	3.43 – 3.84%
Expected life (years)	3
Expected volatility	111 – 118%
Dividend yield	0%
Forfeiture rate	0%

16.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the three months ended March 31, 2025 and the year ended December 31, 2024 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
		$
Outstanding, December 31, 2023	27,780,264	2.21
Issued	34,819,200	0.18
Exercised	(33,638)	0.09
Expired	(12,548,559)	2.25
Outstanding, March 31, 2025 and December 31, 2024	50,017,267	0.79

At March 31, 2025, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
520,364	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
2,000,000	0.18 CAD	July 3, 2026
150,000	0.18 CAD	July 5, 2026
10,500	0.09 CAD	July 5, 2026
50,017,267

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

16.	Warrants (continued)

As at March 31, 2025, the weighted average remaining contractual life of outstanding warrants is 0.92 years (December 31, 2024 – 1.17 years).

17.	Restricted Stock Units

During the three months ended March 31, 2025 and 2024, the Company granted RSUs as follows:

●	On January 1, 2025, the Company granted 312,000 RSU’s which vest quarterly beginning January 1, 2025.

●	On January 1, 2024, the Company granted 438,000 RSU’s which vest quarterly beginning January 1, 2024.

For the three months ended March 31, 2025, the Company recognized $Nil (2024 – $57,178) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
		$
Balance, December 31, 2023	–	–
Granted	2,122,468	0.12
Canceled	(96,000)	0.05
Vested	(987,968)	0.08
Balance, December 31, 2024	1,038,500	0.05
Granted	312,000	0.08
Vested	(78,000)	0.08
Balance, March 31, 2025	1,272,500	0.06

During the three months ended March 31, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods.

As at March 31, 2025 and December 31, 2024, the Company had 1,272,500 RSUs outstanding.

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

18.	Related Party Transactions

At March 31, 2025, notes receivable included $37,172 (December 31, 2024 – $37,172) to related parties.

At March 31, 2025, accounts payable and accrued liabilities included $482,761 (December 31, 2024 – $422,564) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2025, management fees and salaries of $88,431 (2024 – $194,705), director fees of $30,600 (2024 – $34,200), consulting fees of $63,060 (2024 – $105,668), and stock-based compensation of $4,034 (2024 – $272,768) were incurred to related parties.

During the three months ended March 31, 2025, the Company issued 216,000 shares (2024 – 1,509,610) to directors for services performed. The shares issued during the three months ended March 31, 2024 were also for RSUs which were granted and vested in previous periods.

During the three months ended March 31, 2025, the Company issued 993,413 shares (2024 – Nil) to officers for services performed.

During the three months ended March 31, 2024, the Company issued 4,906,847 shares with a fair value of $836,921 to directors of the Company to settle accounts payable of $538,420 and obligation to issue shares of $146,401 and recognized a loss on settlement of $152,101.

As at March 31, 2025, loans payable included CAD$251,379 (USD$175,114) (December 31, 2024 – CAD$252,743 (USD$191,811)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at March 31, 2025, $6,000 (20204 – $6,000) in shares were owed to an officer of the Company.

19.	General and Administrative

	For the three months ended
	March 31, 2025	March 31, 2024
	$	$
Salaries and compensation	344,116	1,293,585
Royalties	258,176	–
Professional fees	67,450	58,630
Investor relations	3,315	70,934
Office	29,472	48,071
Advertising	32,080	26,425
Filing and transfer fees	8,285	15,645
Travel	21,429	62,827
Bank charges and other	810	697
	765,133	1,576,814

21

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

20.	Segmented Information

During the three months ended March 31, 2025 and 2024, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
	$	$	$	$
Three months ended March 31, 2025
Revenue	–	938,936	–	938,936
Finance cost	611,105	4,032	–	615,137
Depletion	–	99,497	–	99,497
Depreciation	1,969	13,767	–	15,736
Accretion of asset retirement obligation	–	64,806	–	64,806
Stock-based compensation	–	–	–	–
Gain on debt settlement	5,505	–	–	5,505
Gain on revaluation for assets held for sale	–	26,432	–	26,432
Gain on net monetary position	–	4,637,618	–	4,637,618
Net income (loss)	(1,003,592)	3,199,274	–	2,195,682
As at March 31, 2025
Non-current assets	22,373	53,914,131	–	53,936,504

	Canada	Turkey	Bulgaria	Total
	$	$	$	$
Three months ended March 31, 2024
Revenue	–	1,321,945	–	1,321,945
Finance cost	632,580	8,763	–	641,343
Depletion	–	177,477	–	177,477
Depreciation	2,121	21,123	–	23,244
Accretion of asset retirement obligation	–	60,051	–	60,051
Stock-based compensation	329,574	–	–	329,574
Loss on debt extinguishment	155,861	–	–	155,861
Gain on revaluation for assets held for sale	–	–	–	–
Gain on net monetary position	–	6,349,365	–	6,349,365
Net income (loss)	(1,172,555)	2,492,411	–	1,319,856
As at December 31, 2024
Non-current assets	24,277	52,226,749	–	52,251,026

The Company’s breakdown of net revenue by product segment is as follows:

	For the three months ended
	March 31, 2025	March 31, 2024
	$	$
Oil	642,693	838,115
Gas	296,243	483,830
	938,936	1,321,945

The Company incurs royalties of 12.5%. During the three months ended March 31, 2025, the Company paid royalties totaling $258,176 (2024 – $228,085) which is included in general and administrative expenses on the statements of income (loss) and comprehensive income (loss).

22

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

21.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due. The Company considers its capital for this purpose to be its equity, $14,680,551 (December 31, 2024 – $14,149,208).

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

22.	Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

23

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

22.	Financial Instruments and Risk Management (continued)

As at March 31, 2025 and December 31, 2024, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

	March 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	56,191	152,087
Accounts receivable	–	63,120
Accounts payable	(12,226,889)	(12,812,027)
Loans payable	(3,978,475)	(4,176,234)
Lease liability	(43,104)	(45,353)
Total	(16,192,277)	(16,818,407)

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,619,228 at March 31, 2025 (December 31, 2024 – $1,681,841).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities with variable interest rates and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at March 31, 2025, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $1,200,677 (December 31, 2024 – $2,051,297).

24

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

22.	Financial Instruments and Risk Management (continued)

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at March 31, 2025	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	14,668,228	–	–	14,668,228
Loans payable	4,885,956	–	–	4,885,956
Lease liability	18,900	50,400	–	69,300
Convertible debt	11,075,456	–	–	11,075,456
Total liabilities	30,648,540	50,400	–	30,698,940

As at December 31, 2024	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	14,807,865	–	–	14,807,865
Loans payable	5,361,978	–	–	5,361,978
Lease liability	25,200	50,400	–	75,600
Convertible debt	11,061,497	–	–	11,061,497
Total liabilities	31,256,540	50,400	–	31,306,940

23.	Income Tax

The Company calculated the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. During the three months ended March 31, 2025, the Company recognized deferred income taxes of $137,828 (2024 – $854,952).

25

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

24.	Commitments and Contingencies

Close-out Fund

The Company has committed to contribute to the Close-Out Fund (Note 12) where it has deposited 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained.

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that it is too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit. In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim.

The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration.

Third party liability claim

The Company has included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship.

Dispute with former employees

The Company has filed claims against, and has received counter claims from, former employees. This dispute is ongoing, and the outcome cannot be predicted at this time.

25.	Subsequent events

Subsequent to year-end, the Company amended the terms of its convertible debentures as follows:

●	Maturity date extended from April 30, 2025 to July 31, 2025;
●	Semi-annual interest due on April 30, 2025 is now authorized to be paid in cash or common shares of the Company at a deemed price of CAD$0.03 per share;
●	As a result of the amendment to the maturity date, the debenture holders will receive an extension fee in the aggregate amount of CAD$85,000 payable in common shares of the Company at price of CAD$0.033 per share;
●	As a result of the amendment to the maturity date to July 31, 2025, the convertible debentures will continue to bear interest from May 1, 2025 to July 31, 2025 at a rate of 12% per annum, payable in cash.

On April 30, 2025, the Company issued 30,622,615 common shares to repay accrued interest on the convertible debentures.

26